January 6, 2012

Pamela Long
Assistant Director
Chambre Malone
Staff Attorney
Kevin Stertzel
Staff Accountant
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tiger Oil and Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 22, 2011
File No. 333-171200
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 21, 2011
Current Report on Form 8-K/A
Filed September 21, 2011
File No. 000-53241

Dear Ms Malone;

We are diligently working on preparing the responses for the above filings, however our auditors are making significant changes to the financials and have informed us that they have significant time remaining to complete such financials, therefore we represent that it is our intention to have the amendments and responses for all of the above referenced filings submitted via EDGAR no later than January 20, 2012.

Very truly yours,

Ken Liebscher, President
Tiger Oil and Energy, Inc.